

Mail Stop 3720

November 7, 2016

David T. Pearson
Chief Financial Officer and Treasurer
Vonage Holdings Corp.
23 Main Street
Holmdel, NJ 07733

> **Re: Vonage Holdings Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Response Dated October 11, 2016**
> **File No. 001-32887**

Dear Mr. Pearson:

We have reviewed your October 11, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 8, 2016 letter.

Financial Statements

Note 14. Segment Information, page F-41

1. We note your response to comment 1. We note you identified that your CODM is Mr. Redling, your Chief Operating Officer ("COO"). We also note statements in the company's first quarter earnings call made by Mr. Masarek, your Chief Executive Officer ("CEO"), indicating that Mr. Jamous, Nexmo's President, will report to Mr. Masarek and that Nexmo will remain a stand-alone business unit. Please clarify how Mr. Redling functions as your CODM in accordance with ASC 280-10-50-5 if Nexmo's President reports to the CEO. Please also describe Mr. Masarek's role and function as your CEO.

2. We note your response on page 3 states that your CODM "conducts regular meetings to discuss operating activities, financial results, forecasts, and plans." Please clarify the CODM's specific agendas for these meetings; for example, describe in detail what operating activities are assessed, define the financial results evaluated, etc.

3. You indicate in your response to comment 2 that your residential and business operating segments have similar economic characteristics.   However, we note that in each of the earnings calls for the three fiscal quarters in 2016, your CFO has stated that your consumer (now residential) segment has accounted for more than 100% of adjusted OIBDA on an allocated basis. In this regard, clarify for us how your representation in the earnings releases is consistent with your response that the residential and business operating segments have similar economic characteristics. Please explain.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551- 3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications